UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 30 March 2020
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors: C A Carolus (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani
#
, P J Bacchus
†
, T
P Goodlace, C E Letton^, P Mahanyele –Dabengwa, R P Menell. S P Reid^, Y G H Suleman
^Australian,
†
British,
#
Ghanaian, ** Executive Director
Company Secretary: TL Harmse (Acting)
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel
+27 11 562 9775
Mobile
email
Avishkar.Nagaser@
goldfields.com
+27 82 312 8692

Thomas Mengel
Tel
+27 11 562 9849
Mobile
email
+27 72 493 5170
Thomas.Mengel@
goldfields.com

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile
email
+27 83 260 9279
Sven.Lunsche@
goldfields.com
M E D I A   R E L E A S E
Gold Fields publishes 2019 Integrated Annual
Report

Johannesburg, 30 March 2020: Gold Fields Limited (Gold Fields)
(JSE, NYSE: GFI) today published its Integrated Annual Report 2019
(IAR) and a number of associated reports on its website.

These are the statutory Annual Financial Report 2019 (AFR), including the Governance Report, containing the audited separate and
consolidated financial statements for the year ended 31 December
2019, the 2019 Mineral Resources and Mineral Reserves
Supplement, Gold Fields’ Global Reporting Initiative (GRI) Content
Index 2019 and Gold Fields’ 2019 Climate Change Report. These
audited results contain no modifications to the financial results published on 12 February 2020.

The Notice to Shareholders of the AGM will be published and posted to shareholders by the end of April 2020.

The IAR and the AFR incorporate all aspects of the Group’s business, including reviews of the South African, West African, Australian and
South American operations, the Group’s project activities, as well as detailed financial, operational and sustainable development
information.

PwC Inc. have audited the financial statements for the year ended 31
December 2019, and their Independent Auditor's Report is included in the AFR.

The IAR, the AFR, the Mineral Resources and Mineral Reserves
Supplement, the Climate Change Report and the GRI Content Index
are available at
www.goldfields.com
.

COVID-19 update

The IAR also provides an update by CEO Nick Holland on the impact of the Covid-19 pandemic on Gold Fields and its operations, detailing the actions taken by the Company to date, both in response to government directives and on its own accord. This include putting the
South Deep mine in South Africa on care and maintenance for the current three-week lockdown period in South Africa from 27 March
2020 to 16 April 2020.

Apart from South Deep, the rest of the Group production has been largely uninterrupted. However, increasingly stricter regulations are being put in place by governments around the world. As a result, we caution that our production and cost guidance for the 2020 financial year provided in February 2020 has an elevated level of risk.
On the position of the Company going forward, Holland says: “We have evaluated the potential effects of a three-month operational closure period across the Group (period used is based on periods of lockdown experienced China and South Korea). Over this period there could potentially be no production and approximately 50% savings on cost and capital. Gold Fields is of the view that it will be a stable, going concern for the foreseeable future. However, this estimate is inherently uncertain as it is based on expectations of future events, including the length of the closure period, which is currently unknown.”

The CEO report is on pages 30-34 of the IAR.

Mineral Resources and Mineral Reserves Supplement 2019

The Gold Fields Mineral Resources and Mineral Reserves Supplement 2019 contains a comprehensive overview of Gold Fields’ Mineral Resource and Mineral Reserve status as well as a detailed breakdown for its operations and projects.

As at 31 December 2019, Gold Fields had attributable gold-equivalent Mineral Reserves of 51Moz (2018:
50Moz) and gold-equivalent Mineral Resources of 116Moz (2018: 108Moz). The contribution to Group gold-eq Reserves from operation outside of South Africa increased to 22Moz in 2019 (2018: 20Moz), representing 42% of the Group’s Reserve base. As recently as 2015 only 28% of Reserves were not from South Deep, our only South African operation.

The Group’s attributable copper Mineral Reserves totalled 616 million pounds in 2019 (2018: 691 million pounds) and copper Mineral Resources 882 million pounds (2018: 844 million pounds). The copper
Resources and Reserves exclude Far Southeast. Attributable silver Reserves were 39Moz and silver
Resources 44Moz, both unchanged from 2018. Stated figures are net of annual production depletion.

The SAMREC Code (2016 edition) compliant Mineral Reserves are based on gold, copper and silver prices of US$1,200/oz (A$1,600/oz, R550,000/kg), US$2.60/lb for 2020 and US$2.80/lb from 2021 owards and US$17.50/oz respectively. Relevant modifying factors, tonnes, grades, classification, reconciliations and Competent Persons are detailed in the Supplement.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email :
Avishkar.Nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email:
Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763

Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.com
ends
Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with nine operating mines (including our Asanko Joint Venture) and one project in
Australia, Chile, Ghana, Peru and South Africa, with total attributable annual gold-equivalent production of approximately 2Moz. It has attributable gold Mineral Reserves of around 48.1Moz and gold Mineral Resources of around 96.6Moz. Attributable copper Mineral Reserves total 691 million pounds and Mineral Resources 4,816 million pounds. Gold Fields has a primary listing on the Johannesburg Stock Exchange
(JSE) Limited, with a secondary listing on the New York Stock Exchange (NYSE).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 30 March 2020
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer